

April 11, 2013

Via E-mail
Alexander J. Hume
Controller
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

> **Re:** **Zions Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Response dated February 15, 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-12307**

Dear Mr. Hume:

We have reviewed your filings and your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 23

Focus on Growth Markets, page 23

1.      In the second bullet of prior comment 1, we asked that you describe the material risks related to the geographic concentration of your business. The first risk factor you cite in your response provides a generic description of economic conditions in the United States and other countries. The second risk factor mentions the possibilities of continued credit quality weakness in some of your loan types and markets and declines in the strength of

the U.S. economy and the economies in which you operate. We do not believe that those risk factors provide any specific information regarding your geographic concentration or the risks associated therewith. Please provide proposed disclosure to be included in future filings that addresses our comment.

2.  In response to the third bullet of prior comment 1, you state that "the economic activity in the states of our footprint has not been significantly slowing." However, in your filings you discuss significant economic slowing, including on page 23 of your Form 10-K filed on February 28, 2013 where you state that "some states in our footprint have experienced a significant slowing in economic activity during the recent recession." Please provide proposed disclosure to be included in future filings that identifies the states in which significant economic slowing has occurred and describes the impact this has had on your business.

Business Segment Results, page 47

3.  We note the disclosure you added on page 48 of your Form 10-K filed on February 28, 2013 in response to prior comment 2 regarding the changes in your "Other" segment. In future filings, please also quantify in this section the net interest income and net income (loss) of your "Other" segment rather than cross referencing the notes to your financial statements. We note that in each of the last three years the net loss of your "Other" segment exceeded the net income of each of your other segments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 22

Investment Securities Portfolio, page 49

4.  We note that during 2012 you began relying on your internal credit quality methodology to determine credit quality grading for investment securities held by the subsidiary banks, which had the effect of improving the credit quality grades on some of the securities. Please revise your future filings to describe how internal credit quality grading of your investment securities is performed and clarify whether the resulting improvement in credit quality grades on certain securities had any impact on the estimated fair value or other-than-temporary impairment of such securities.

Risk Elements – Credit Risk Management, page 64

Allowance and Reserve for Credit Losses, page 76

5.  We note your response to prior comment 6. We also note your disclosure on page 78 that you decreased the portion of your allowance for loan and lease losses (ALLL) related to qualitative and environmental factors to reflect improving credit quality trends and

stabilizing economic conditions in some of your markets.  Please revise your disclosure in future filings to address the following:

- Clarify whether the reduction in the ALLL in each portfolio segment was driven solely by the portion related to qualitative and environmental factors or whether the quantitatively derived ALLL was also lower in each portfolio segment.  In this regard, please also clarify whether more recent periods are more heavily weighted when determining historical loss rates.

- Enhance your disclosure within MD&A to discuss the drivers of such reductions in each component of your ALLL in a more granular level of detail.  For example, consider identifying the specific loan classes and geographical markets where an improvement in credit quality was most significant.  Please also ensure that your disclosure addresses both positive and negative credit quality trends and how they were impacted the level of your ALLL.

You may contact Sasha Pechenik at (202) 551-3541 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director